Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, New York 10004

March 19, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nocturne Acquisition Corp.

Registration Statement on Form S-1

Registration File No. 333-252852

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Nocturne Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:30 PM, Eastern Time, on March 23, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that they have distributed approximately 417 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others on March 19, 2021.

We, the undersigned, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ George Kaufman
Name:	George Kaufman